July 19, 2012

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:                             Bruker Corporation
Form 10-K for the fiscal year ended December 31, 2011

Filed February 29, 2012
File No. 000-30833

Dear Mr. Cascio:

This letter is being filed by Bruker Corporation (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 5, 2012 (the “Comment Letter”) to Charles F. Wagner, Executive Vice President and Chief Financial Officer of the Company.

Our responses to the Staff’s comments contained in the Comment Letter are set forth below.  For convenient reference, the Staff’s comment is set forth in italics before each response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 59

1.              We note that over 80% of your revenue is generated from sales to customers in foreign countries.  In future filings, if material to an understanding to your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries.  As relevant, please also describe the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In future filings, to the extent such information would be material to an understanding of our liquidity, we confirm that we will expand our discussion within Liquidity and Capital Resources to clarify the amount of cash and cash equivalents held by our foreign subsidiaries.  We will also provide, as relevant, a description of the potential tax impact that could arise from repatriation of the undistributed earnings of our foreign subsidiaries.

We supplementally advise the Staff that, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, we expect to include in our discussion of Liquidity and Capital Resources disclosure to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period.

At December 31, 2011 and 2010, we had $212.4 million and $202.6 million, respectively, of foreign cash and cash equivalents, most significantly in Germany and Switzerland, compared to a total amount of cash and cash equivalents at December 31, 2011 and 2010 of $246.0 million and $230.4 million, respectively.  If the cash and cash equivalents held by our foreign subsidiaries are needed to fund operations in the U.S., or we otherwise elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends or otherwise, or if the shares of the subsidiaries were sold or transferred, we would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate in the future. However, since we have significant current investment plans outside the U.S., it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.  Further, based on our current plans and anticipated cash needs to fund our U.S. operations, we do not foresee a need to repatriate earnings of our foreign subsidiaries.

Item 9A Controls and Procedures, page 113

Changes in Control over Financial Reporting, page 113

2.              Please reference the disclosure on page 17 related to the internal investigation and compliance matters.  We see that in response to the FCPA investigation, you implemented an enhanced FCPA compliance program and strengthened the financial controls and oversight at subsidiaries operating in China and Hong Kong.  Please tell us how you considered whether this represented a change in internal controls over financial reporting that should be disclosed under Item 9A.  Please also tell us how you considered these matters in your assessment of internal control over financial reporting and disclosure controls and procedures at December 31, 2011.

Response:

Item 9A of Form 10-K requires the Company to disclose any change in internal control over financial reporting that occurred during the fourth quarter of the fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In management’s judgment, the enhanced FCPA compliance program and strengthened financial controls and oversight implemented in our subsidiaries operating in China and Hong Kong did not constitute, either individually or in the aggregate, changes in internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company made this determination based on management’s assessment of the nature and scope of the enhancements made to the Company’s existing programs and finance organization, which focused primarily on changes made to address specific process and personnel issues identified at the local level in our China and Hong Kong operations. Management also considered in its assessment of materiality the significance of these changes, taking into account the relative contribution of the China and Hong Kong operations to the Company’s consolidated financial results, the likely impact of these changes in the context of the Company’s overall internal control framework and the findings of management’s broader evaluation of the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures at December 31, 2011. After consideration of these qualitative and quantitative factors, management determined that the changes implemented, as disclosed in our Annual Report on Form 10-K, did not materially affect, and were not reasonably likely to materially affect, the Company’s internal control over financial reporting.

In performing its assessment of the Company’s internal control over financial reporting and disclosure controls and procedures, management evaluated all controls that existed and were operating effectively at December 31, 2011.  Specifically with respect to the FCPA compliance and local financial controls and oversight matters at our China and Hong Kong subsidiaries, management assessed the adequacy of its controls in the context of the Company’s broader control framework, taking into account relevant qualitative and quantitative factors. Management also noted that, although the FCPA related matters indicated that certain employees had violated the Company’s corporate policies and codes of conduct, the payments involved were properly recorded in the Company’s financial statements in the proper period, and were not deemed to be material to the financial position or results of operations of the Company in any reporting period. Management concluded that, although it was appropriate to implement enhancements to the Company’s existing FCPA compliance program and to make certain personnel changes, the Company’s internal control over financial reporting was effective at December 31, 2011 to provide reasonable assurance that such controls would not fail to prevent or detect a material misstatement of the Company’s consolidated financial results. Additionally, incorporating these considerations in its assessment, management concluded that the Company’s disclosure controls and procedures were effective at December 31, 2011 to ensure that the information required to be disclosed in the Company’s filings with the Commission is recorded, processed, summarized and timely reported.

*******

In responding to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (978) 663-3660.

Respectfully,

/s/ CHARLES F. WAGNER
Charles F. Wagner
Executive Vice President and Chief Financial Officer

cc:  Gary Todd, Staff Accountant, Securities and Exchange Commission